                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending DECEMBER 31, 2002

Commission File Number 1-16463

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      LEE RANCH COAL COMPANY RETIREMENT AND
                       SAVINGS PLAN FOR SALARIED EMPLOYEES
--------------------------------------------------------------------------------

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

    701 MARKET STREET, ST. LOUIS, MISSOURI                       63101-1826
--------------------------------------------------------------------------------
   (Address of principal executive offices)                      (Zip Code)

                                TABLE OF CONTENTS

Unaudited Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2002 and December 31, 2001............................................................   1

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2002 and 2001.............................................................   2

     Notes to Unaudited Financial Statements............................................................   3

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........................................   8

Signatures..............................................................................................   9

Exhibit Index...........................................................................................  10

Exhibit 99.1 - Certification of Periodic Financial Reports..............................................  11

                     Lee Ranch Coal Company Retirement and
                      Savings Plan for Salaried Employees

          Statements of Net Assets Available for Benefits - Unaudited

                                                                     DECEMBER 31
                                                                 2002           2001
                                                             ---------------------------
ASSETS
Investments, at fair value:
   Investments in mutual funds                               $  6,230,878   $  3,973,492
   Investment in common/collective trusts                       5,751,522      2,107,856
   Investment in Peabody Energy Stock Fund                          8,389              -
   Participant notes receivable                                 1,386,122        514,295
                                                             ---------------------------
Total investments                                              13,376,911      6,595,643
                                                             ---------------------------

Net assets available for benefits                            $ 13,376,911   $  6,595,643
                                                             ===========================

See accompanying unaudited notes.

                     Lee Ranch Coal Company Retirement and
                      Savings Plan for Salaried Employees

     Statements of Changes in Net Assets Available for Benefits - Unaudited

                                                                YEAR ENDED DECEMBER 31
                                                                 2002           2001
                                                             ---------------------------
ADDITIONS
Interest and dividends - investments                         $    166,462   $    193,249
Interest income - participant loans                                11,920         46,534
Net realized and unrealized depreciation of investments          (688,897)      (669,757)
                                                             ---------------------------
Net investment loss                                              (510,515)      (429,974)
                                                             ---------------------------

Contributions:
   Employer                                                       130,407        129,964
   Employee                                                       338,129        321,517
                                                             ---------------------------
Total contributions                                               468,536        451,481
                                                             ---------------------------

Asset transfers in                                              7,952,322              -
                                                             ---------------------------

Total additions                                                 7,910,343         21,507
                                                             ---------------------------

DEDUCTIONS
Withdrawals by participants                                      (928,096)       (55,098)
Transfer out to other plans                                      (200,249)       (10,053)
Administrative expenses                                              (730)          (810)
                                                             ---------------------------
Total deductions                                               (1,129,075)       (65,961)
                                                             ---------------------------

Net increase (decrease) in net assets available for benefits    6,781,268        (44,454)
Net assets available for benefits at beginning of year          6,595,643      6,640,097
                                                             ---------------------------

Net assets available for benefits at end of year             $ 13,376,911   $  6,595,643
                                                             ===========================

See accompanying unaudited notes.

                      Lee Ranch Coal Company Retirement and
                       Savings Plan for Salaried Employees

                     Notes to Unaudited Financial Statements

                     Years Ended December 31, 2002 and 2001

1. DESCRIPTION OF THE PLAN

The following description of the Lee Ranch Coal Company (the Company) Retirement and Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Effective at the end of the day on December 31, 2002, the Lee Ranch Coal Company Retirement and Savings Plan for Hourly Employees (the Hourly Plan) was merged into the Plan. All assets of the Hourly Plan were merged with the assets of the Plan on that date to form the Lee Ranch Coal Company Retirement and Savings Plan. Effective at the end of the day on December 31, 2002, the Plan's participants became participants in the Lee Ranch Coal Company Retirement and Savings Plan.

GENERAL

The Plan is a defined contribution plan covering all salaried employees of the Company. Employees are eligible for participation in the Plan on the date of their employment or any time afterward. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to invest among several mutual funds and common/collective trusts. Effective October 2001, the Plan allows participants to invest in the Peabody Energy Stock Fund, as a result of Peabody Energy Corporation's initial public offering of common stock in May 2001. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year, participants may contribute from 2% to 50% of pretax or after-tax annual compensation, as defined in the Plan. Prior to April 1, 2002, participants could contribute up to 16% of pretax or after-tax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan.

                      Lee Ranch Coal Company Retirement and
                       Savings Plan for Salaried Employees

               Notes to Unaudited Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

The Company makes matching contributions of an amount equal to 100% of the first 4% of compensation that a participant contributes to the Plan on a pretax basis. After a participant's pretax contributions reach the pretax limit established by the Internal Revenue Service (IRS), the Company matches an amount equal to 100% of the first 4% of compensation that a participant contributes to the Plan on an after-tax basis. Matching contributions are made in cash each pay period, and are invested according to the employee's investment elections.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. Employer matching contributions become 20% vested for each year of service, as defined, with 100% vesting after five years of service. A year of service is defined as any 12-month period during which the employee completes at least 1,000 hours of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made. Principal and interest is paid ratably through payroll deductions.

                      Lee Ranch Coal Company Retirement and
                       Savings Plan for Salaried Employees

               Notes to Unaudited Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may also elect to take a withdrawal of all or a portion of his or her employee after-tax contribution account after being a participant for three months. This withdrawal cannot be made more than once in any three-month period. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

FORFEITED ACCOUNTS

Employer contributions are reduced by forfeitures of nonvested amounts. The forfeiture credits amount to $3,708 and $2,768 for the years ended December 31, 2002 and 2001, respectively.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants' accounts become fully vested.

ADMINISTRATIVE EXPENSES

The administrative expenses of the Plan are paid by the Company. Loan fees are paid by participants.

                      Lee Ranch Coal Company Retirement and
                       Savings Plan for Salaried Employees

               Notes to Unaudited Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                      Lee Ranch Coal Company Retirement and
                       Savings Plan for Salaried Employees

               Notes to Unaudited Financial Statements (continued)

3. INVESTMENTS

The Plan's investments are held by the Vanguard Fiduciary Trust Company (the Trustee). The Trustee has certified information related to investments as complete and accurate.

The Plan's investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                     2002                       2001
                                                  -----------               ------------
Mutual funds                                      $  (688,897)              $   (669,757)

Investments that represent 5% or more of the fair value of the Plan's net assets at December 31 are as follows:

                                                                 2002           2001
                                                             ------------   ------------
Mutual funds:
   Vanguard 500 Index Fund                                   $  2,294,760   $  1,522,576
   Vanguard Prime Money Market                                    917,910        567,166
   Vanguard U.S. Growth Portfolio                             Less Than 5%       557,102
   Vanguard Wellington Fund                                   Less Than 5%       365,231
   Vanguard Windsor II Fund                                       779,029        408,403
Common/collective trust:
   Vanguard Retirement Savings Trust                            5,751,522      2,107,856

4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                      Lee Ranch Coal Company Retirement and
                       Savings Plan For Salaried Employees
                             Employer ID #13-2871045
                                    Plan #103
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                 DESCRIPTION OF
         IDENTITY OF ISSUE                                       INVESTMENT TYPE                          CURRENT VALUE
-----------------------------------------------------------------------------------------------------------------------
Ariel Growth Fund*                                          301 shares of mutual funds                    $      10,611
Fidelity Equity-Income II Fund*                             187 shares of mutual funds                            3,255
Gabelli Growth Fund*                                        790 shares of mutual funds                           14,993
Janus Fund*                                                 1,287 shares of mutual funds                         22,933
Janus Worldwide Fund*                                       220 shares of mutual funds                            7,069
T. Rowe Price Science/Technology Fund*                      1,639 shares of mutual funds                         20,368
T. Rowe Price Small-Cap Stock Fund, Inc.*                   203 shares of mutual funds                            4,363
Vanguard 500 Index Fund*                                    28,278 shares of mutual funds                     2,294,760
Vanguard Explorer Fund*                                     5,046 shares of mutual funds                        229,558
Vanguard GNMA Fund*                                         3,456 shares of mutual funds                         37,157
Vanguard International Growth Fund*                         19,845 shares of mutual funds                       241,318
Vanguard LifeStrategy Conservative Growth Fund*             2,399 shares of mutual funds                         30,761
Vanguard LifeStrategy Growth Fund*                          2,131 shares of mutual funds                         30,602
Vanguard LifeStrategy Income Fund*                          938 shares of mutual funds                           11,558
Vanguard LifeStrategy Moderate Growth Fund*                 1,625 shares of mutual funds                         22,535
Vanguard LT Treasury Fund*                                  1,383 shares of mutual funds                         16,269
Vanguard Prime Money Market*                                917,910 shares of mutual funds                      917,910
Vanguard REIT Index Fund*                                   2,311 shares of mutual funds                         27,359
Vanguard Small-Cap Index Fund*                              4 shares of mutual funds                                 64
Vanguard Total Bond Market Index Fund*                      26,976 shares of mutual funds                       280,011
Vanguard Total Stock Market Index Fund*                     68 shares of mutual funds                             1,372
Vanguard U.S. Growth Portfolio*                             47,095 shares of mutual funds                       567,966
Vanguard Wellington Fund*                                   26,835 shares of mutual funds                       659,057
Vanguard Windsor II Fund*                                   37,453 shares of mutual funds                       779,029
Vanguard Retirement Savings Trust*                          5,751,522 shares of common/
                                                              collective trust                                5,751,522
Peabody Energy Stock Fund*                                  681 units of stock fund                               8,389
Various participants                                        Participant loans, interest rates
                                                              from 4.8% to 9.5%,
                                                              maturities through 4/15/2017                    1,386,122
                                                                                                          -------------
                                                                                                          $  13,376,911
                                                                                                          =============

*Parties-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Lee Ranch Coal Company Retirement and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                Lee Ranch Coal Company
                                                Retirement and Savings
                                                Plan for Salaried Employees

Date: June 20, 2003                         By: /s/ SHARON D. FIEHLER
                                                --------------------------------
                                                Sharon D. Fiehler

                                                Peabody Energy Corporation
                                                Executive Vice President,
                                                Human Resources & Administration

                                  EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
  No.     Description of Exhibit

 99.1 Certification of the December 31, 2002 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer of the Plan and Principal Financial Officer of the Plan.